                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934





                           MEGO MORTGAGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  585165 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No. 585165 10 3           SCHEDULE 13D   Page     1    of     1     Pages
         ---------------------                       --------    --------
  (1)     Names of Reporting Persons      MEGO FINANCIAL CORP.

          S.S. or I.R.S. Identification Nos. of Above Persons


          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only


          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*


          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

            New York corporation
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                     10,000,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    10,000,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   -0-
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                10,000,000
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

                                81.3%(1)
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

                                CO
          ---------------------------------------------------------------------

(1) Calculated on the basis of 12,300,000 shares of Common Stock outstanding as of February 10, 1997.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1(A).       Name of Issuer:

                 MEGO MORTGAGE CORPORATION

ITEM 1(B).       Address of Issuer's Principal Executive Offices:

                 1000 Parkwood Circle, Suite 500
                 Atlanta, Georgia 30339

ITEM 2(A).       Name of Person Filing:

                 MEGO FINANCIAL CORP.

ITEM 2(B).       Address of Principal Business Office:

                 4310 Paradise Road
                 Las Vegas, Nevada 89109

ITEM 2(C).       Citizenship:

                 Mego Financial Corp. is a New York corporation.

ITEM 2(D).       Title of Class of Securities:

                 Common Stock, $.01 Par Value

ITEM 2(E).       CUSIP Number: 585165 10 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                 Not applicable.

ITEM 4.          Ownership.

      (a)        Amount Beneficially Owned:  10,000,000 shares.

      (b)        Percent of Class:  81.3%(1)

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to             10,000,000
                             direct the vote                   ----------

                 (ii)     shared power to vote or to                -0-
                             direct the vote                   ----------

                 (iii)    sole power to dispose or to          10,000,000
                             direct the disposition of         ----------

                 (iv)     shared power to dispose or to
                             direct the disposition of              -0-
                                                               ----------

------------------------

(1) Calculated on the basis of 12,300,000 shares of Common Stock as of February 10, 1997.

ITEM 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

ITEM 8.          Identification and Classification of Members of the Group.

                 Not applicable.

ITEM 9.          Notice of Dissolution of Group.

                 Not applicable.

ITEM 10.         Certification.

                 Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1997                       MEGO FINANCIAL CORP., a New York
                                        corporation


                                        By:/s/ Jerome J. Cohen
                                           -------------------------------------
                                           Jerome J. Cohen, President and
                                           Chief Operating Officer